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July 31, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attn: Howard Baik, Esq.

Re: Reed’s, Inc.
Pre-Effective Amendment No. 1 to
Registration Statement on Form SB-2
(File No. 333-135186)
Form 10-KSB/A for the Year Ended December 31, 2005
Form 10-QSB/A for the Quarter Ended March 31, 2006
(File No. 1-32501)

Dear Mr. Baik:

In connection with the Staff’s letter of July 13, 2006, Reed’s, Inc. (the “Company”) hereby responds to the comments set forth in your letter by the filing of the Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2/A (File No. 333-135186, the “Amended Registration Statement”). Please note that the Company also has filed its Form 10-KSB/A for the Year Ended December 31, 2005 (the “Amended Annual Report”) and Form 10-QSB/A for the Quarter Ended March 31, 2006 (the “Amended Quarterly Report”) with the Securities and Exchange Commission (the “Commission”) on July 27, 2006 in response to the comments to your letter. The Amended Registration Statement has been filed electronically pursuant to EDGAR, and we will provide you with an additional copy, marked to show all changes.

We have responded to each of the comments in the order that they appear in the comment letter. Each numbered paragraph below corresponds to the numbered paragraphs in your letter. Your comments are noted in italics and the Company’s responses follow thereafter. The responses and undertakings contained in this letter are the positions of the Company, except as reflected in the response to your Comment 3 regarding the opinion of this firm included as Exhibit 5.1 to the Amended Registration Statement.

Jenkens & Gilchrist, LLP

Securities and Exchange Commission
Howard Baik, Esq.
July 31, 2006

I. AMENDED REGISTRATION STATEMENT

Supplemental Notes Regarding the Rescission Offer

1. The forepart of the document should consist of the cover page, the summary and the risk factors. Please move this section to follow the summary or include this information in the summary.

In response to your comments, the Company has removed the separate Supplemental Notes section and moved portions of the content of the discussion in the Supplemental Notes section into the Summary section and the Question and Answer section of the Amended Registration Statement, where appropriate.

Appendix A - Form of Notice of Election

2. Please delete the language indicating that investors have “read” and “reviewe[d]” the prospectus.

In response to your comments, the Company has revised the Form of Notice of Election (Appendix A) in accordance with your comments.

Exhibit 5.1

3. Counsel should confirm our understanding that its reference to the “General Corporation Law of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware constitution and reported judicial decisions interpreting these laws.

In response to your comments, the Company has filed a revised opinion of counsel (Exhibit 5.1) in accordance with your comments. Our firm hereby confirms your understanding that the reference to the “corporate laws of the State of Delaware” includes the statutory provisions of the General Corporation Law of Delaware and all applicable provisions of the Delaware constitution and reported judicial decisions interpreting these laws.

II. FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

Item 8A. Controls and Procedures, page 13.

4. We note your disclosure that your “principal executive and financial officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Revise to clarify, if true, that your principal executive and financial officer concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please make similar revisions to your Form 10-QSB for the quarterly period March 31, 2006.

Jenkens & Gilchrist, LLP

Securities and Exchange Commission
Howard Baik, Esq.
July 31, 2006

In response to your comment, the Company has revised the disclosure at page 13 of the Amended Annual Report and at page 10 of the Amended Quarterly Report in accordance with your comments.

5. Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify “any changes, “ not just “significant” changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-B.

In response to your comment, the Company has revised the disclosure at page 13 of the Amended Annual Report and at page 10 of the Amended Quarterly Report in accordance with your comments.

Certifications

6. We note that you have not included as exhibits to the Form 10-KSB the certifications required by Item 601(b)(32) of Regulation S-B and Rule 13a-14(b) of the Securities and Exchange Act of 1934. Please re-file the entire Form 10-KSB, including all required certifications.

In response to your comment, the Company has refiled the Form 10-KSB for the Year Ended December 31, 2005 in the form of the Amended Annual Report and has included the required certifications in accordance with your comments.

III. FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2006

General

7. Where applicable, please revise to comply with the above comments.

In response to your comment, the Company has refiled the Form 10-QSB for the Quarter Ended March 31, 2006 in the form of the Amended Quarterly Report and has revised the Amended Quarterly Report and included the required certifications in accordance with your comments.

Jenkens & Gilchrist, LLP

Securities and Exchange Commission
Howard Baik, Esq.
July 31, 2006

Exhibit 31

8. Please eliminate the titles you indicate Christopher J. Reed holds in the opening paragraph of the certification.

In response to your comment, the Company has refiled the Form 10-QSB for the Quarter Ended March 31, 2006 in the form of the Amended Quarterly Report and has revised the required certifications in accordance with your comments.

23. Please do not omit required language or otherwise alter the certification. For example, in paragraph 5 you should specify that your certifying officers have disclosed to both your auditors and the audit committee the items specified. Also, throughout the certification, you should refer to the “small business issuer” instead of “the Company.” See Item 601(b)(31) of Regulation S-B.

In response to your comment, the Company has refiled the Form 10-QSB for the Quarter Ended March 31, 2006 in the form of the Amended Quarterly Report and has revised the required certifications in accordance with your comments.

We look forward to your review of the Amended Registration Statement. Please contact us if you have any questions.

Very truly yours, /s/ Jeffrey P. Berg
Jeffrey P. Berg of JENKENS & GILCHRIST, LLP

CC:	CHRISTOPHER J. REED
ELLIE QUARLES, ESQ.
KENNETH M.H. HOFF, ESQ.
MICHAEL ROY FUGLER
LYNNE BOLDUC, ESQ.